UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

22nd Century Group, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
90137F103
(CUSIP Number)
Clearwater Partners, LLC 34 Sunburst Circle East Amherst, NY 14051 (716) 228-9052
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90137F103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
IRS ID No.: 27-4482193 Clearwater Partners, LLC
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds SC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.		Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,144,279
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,144,279
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,144,279
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 18.37% (1)

14.		Type of Reporting Person (See Instructions) OO

(1) The percentage calculation: (i) is based on 26,759,646 shares of common stock of 22nd Century Group, Inc. (the “Company”) that were issued and outstanding as of January 25, 2011 following the consummation of the transactions described herein, as disclosed by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 1, 2011; and (ii) assumes the exercise of warrants, issued to Clearwater Partners, LLC (“Clearwater Partners”) in connection with the transactions described herein, for the purchase of 1,238,763 shares of common stock (the maximum number of shares issuable thereunder).  As described in Item 5 hereof, upon consummation of the transactions described herein, Clearwater Partners was issued: (i) 3,905,516 shares of common stock; (ii) a warrant exercisable for the purchase of up to 1,189,991 shares of common stock; and (iii) a warrant exercisable for the purchase of up to 48,772 shares of common stock.

Item 1.         Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of 22nd Century Group, Inc., a Nevada corporation.  The principal executive offices of the Company are located at 8201 Main Street, Suite 6, Williamsville, New York 14221.

Item 2.         Identity and Background

(a)	Name: Clearwater Partners, LLC

(b)	Business address:

34 Sunburst Circle
East Amherst, NY 14051

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The principal business address of Clearwater Partners is 34 Sunburst Circle, East Amherst, New York 14051.  The principal business of Clearwater Partners is to hold investments in 22nd Century Group, Inc.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other  disposition of the case:

No.

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No.

(f)	Citizenship or Place of Organization: New York

Item 3.         Source and Amount of Funds or Other Consideration

On January 25, 2011, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with 22nd Century Limited, LLC, a privately-held Delaware limited liability company (“22nd Century Limited”), and 22nd Century Acquisition Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Acquisition Sub”).  Also, on January 25, 2011, the Company consummated the merger transaction contemplated under the Merger Agreement (the “Merger”), pursuant to which Acquisition Sub was merged with and into 22nd Century Limited, and 22nd Century Limited, as the surviving entity, became a wholly-owned subsidiary of the Company.

22nd Century Limited previously issued warrants to certain of its members (the “Prior Member Warrants”), which Prior Member Warrants were exercisable for the purchase of a certain number of limited liability company membership interest units of 22nd Century Limited (“Units”), at an exercise price of Three Dollars ($3.00) per Unit.  In addition, prior to consummation of the Merger, 22nd Century Limited completed a private placement offering (the “Private Placement Offering”) of 5,434,446 securities (the “PPO Securities”), at the purchase price of One Dollar ($1.00) per PPO Security.  Each  PPO Security consisted of: (i) one (1) Unit; and (ii) a five-year warrant exercisable for the purchase of one half of one (1/2) Unit, at an exercise price of One Dollar And 50 Cents ($1.50) per whole Unit (a “Prior PPO Warrant”).

In accordance with the terms of the Merger Agreement, upon the consummation of the Merger by the Company, each member of 22nd Century Limited, including Clearwater Partners, received one (1) share of Common Stock in exchange for each issued and outstanding Unit of 22nd Century Limited held by the member immediately prior to the consummation of the Merger.  In addition, upon consummation of the Merger, each member of 22nd Century Limited who held a Prior Member Warrant, including Clearwater Partners, received a new warrant to purchase up to a certain number of shares of Common Stock, at an exercise price of Three Dollars ($3.00) per share (a “Conversion Warrant”), in exchange for the member’s Prior Member Warrant.  Finally, upon consummation of the Merger, each investor who participated in the Private Placement Offering, including Clearwater Partners, received a new warrant to purchase up to a certain number of shares of Common Stock, at an exercise price of One Dollar And 50 Cents ($1.50) per share (a “New PPO Warrant”), in exchange for the investor’s Prior PPO Warrant.

The Merger Agreement, form of Conversion Warrant and form of New PPO Warrant are incorporated by reference to Exhibits 2.1, 10.4 and 10.5, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

Item 4.        Purpose of Transaction

Clearwater Partners acquired the securities described herein as a result of the Merger.

Clearwater Partners currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Clearwater Partners reserves the right to develop such plans).

Item 5.        Interest in Securities of the Issuer

(a)  As of January 25, 2011, the Company had 26,759,646 shares of Common Stock issued and outstanding.  As of such date, following the consummation of the Merger, Clearwater Partners was the beneficial owner of 5,144,279 shares of the Company’s Common Stock, or 18.37% of the class.  The shares of Common Stock beneficially owned by Clearwater Partners consist of: (i) 3,905,516 shares of Common Stock issued directly to Clearwater Partners by the Company; (ii) a Conversion Warrant which is exercisable for the purchase of up to 1,189,991 shares of Common Stock; and (iii) a New PPO Warrant which is exercisable for the purchase of up to 48,772 shares of Common Stock.

(b)  Clearwater Partners has the sole power to vote and the sole power to direct the disposition of the 5,144,279 shares of Common Stock that it beneficially owns.

(c)  Clearwater Partners has not effected any transaction in the Company’s Common Stock during the past 60 days.

(d)  No person other than Clearwater Partners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 5,144,279 shares of Common Stock beneficially owned.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement, there are no contracts, arrangements, understandings or relationships between Clearwater Partners and any other person with respect to the shares of Common Stock.

Item 7.        Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement on Schedule 13D:

1.
Agreement and Plan of Merger and Reorganization, dated January 25, 2011, by and among the Company, 22nd Century Limited and Acquisition Sub.  This agreement is incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

2.
Form of Warrant, dated January 25, 2011, issued upon consummation of the Merger to members of 22nd Century Limited that were members prior to the consummation of the Private Placement Offering.  This form of warrant is incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

3.
Form of Warrant, dated January 25, 2011, issued upon consummation of the Merger to investors in the Private Placement Offering.  This form of warrant is incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2011	By: /s/ Richard G. Saffire Name: Richard G. Saffire Title: Managing Member